Exhibit 17.1

July 27, 2007

Dear Lou -

I am hereby notifying you and the audit committee of GigaBeam Corporation of my resignation as Chief Financial Officer and Vice-President of Administration of GigaBeam Corporation effective July 31, 2007. It has been my pleasure and good fortune to have worked with the management, board of directors and team at Gigabeam Corporation the past two years. I wish to you and the Company the best success in the future.

Sincerely,

Leighton J. Stephenson